

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2019

Michael Chan
Chief Financial Officer
TEXTAINER GROUP HOLDINGS LTD
16 Par-La-Ville Road
Hamilton HM 08 Bermuda

Re: TEXTAINER GROUP HOLDINGS LTD
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed March 25, 2019
File No: 1-33725

Dear Mr. Chan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction